                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-51685




              16,059,401 SHARES (issuable upon conversion of 5 1/2%
                Cumulative Convertible Series B Preferred Stock)
                   1,440,000 SHARES (issuable upon exercise of
                          issued or issuable warrants)
                1,342,524 SHARES (issued in connection with the
                    acquisition of a privately-held company)
                  907,250 SHARES (issuable upon conversion of
                     Series A Convertible Preferred Stock)
                               GENERAL MAGIC, INC.

                                  COMMON STOCK
      The 19,749,175 shares of Common Stock of General Magic Inc., a Delaware corporation ("General Magic" or the "Company"), offered by this Prospectus (the "Shares") (i) are issuable upon conversion of issued or issuable shares of 5 1/2% Cumulative Convertible Series B Preferred Stock of the Company (the "Series B Shares") and upon exercise of issued or issuable warrants to purchase Common Stock (the "Warrants"); (ii) were issued in connection with the acquisition of a privately-held company (the "Acquisition Shares"); and (iii) are issuable upon conversion of issued shares of Series A Convertible Preferred Stock of the Company (the "Series A Shares"). The Shares may be sold from time to time, after conversion or exercise, as applicable, by or on behalf of the holders of Shares (the "Selling Stockholders").

      The Series B Shares were issued or are to be issued, and the Warrants were issued or are to be issued, in connection with a privately placed equity financing to institutional investors (the "Institutional Investors"), pursuant to a Preferred Stock Investment Agreement (the "Investment Agreement"). Pursuant to the Investment Agreement, the Company issued a certain number of Series B Shares and, depending on certain conditions relating to the performance of the Company's stock, (i) the Company has the option to force the Institutional Investors to purchase additional Series B Shares, and (ii) the Institutional Investors have the option to purchase additional Series B Shares. The Series B Shares are convertible into shares of the Company's Common Stock by dividing (a) the aggregate purchase price of the Series B Shares plus any and all accrued and unpaid dividends by (b) the lesser of (i) 85% of the lowest sales price of a share of the Company's Common Stock during the 5 trading days prior to conversion of the Series B Shares and (ii) $3.00, as set forth in the Company's Certificate of Designation for the 5 1/2% Cumulative Convertible Series B Preferred Stock (the "Series B Certificate of Designation"). The conversion percentage identified in clause (b)(i) of the previous sentence is subject to adjustment based on certain events, including, among others, (i) the failure by the Company to timely cause this Registration Statement to become effective,
(ii) the failure by the Company to timely list the Common Stock of the Company issuable upon conversion of the Series B Shares on the Nasdaq National Market and (iii) the delisting of the Company's Common Stock. Each Series B Share is entitled to receive cumulative dividends at 5 1/2% of the liquidation preference per annum, which are payable in preference to any dividends on the Company's equity securities. The Series B Certificate of Designation entitles holders of Series B Shares, in the event of any liquidation, dissolution or winding up of the Company, to a liquidation preference of $1,000 per share plus any and all accrued and unpaid dividends, which is payable pari passu with the liquidation preference for the Company's Series A Shares. The Series B Certificate of Designation also gives (i) the Company the option, in the event of a change in control transaction in which more than fifty percent (50%) of the voting power of the Company is transferred, to redeem all of the then outstanding Series B Shares at a per share price equal to one hundred twenty percent (120%) of the sum of the purchase price of the Series B Shares being called for


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
redemption, plus any and all accrued and unpaid dividends, and (ii) the holders of Series B Shares the option to cause the Company to redeem any or all of the Series B Shares for one hundred thirty percent (130%) of the purchase price of the Series B Shares plus any and all accrued and unpaid dividends upon (a) a change in control transaction, (b) a "going private" transaction under Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"),
(c) a tender offer by the Company under Rule 13e-4 of the Exchange Act, (d) the insolvency of the Company, or (e) institution of bankruptcy, reorganization, insolvency or liquidation proceedings against the Company.
      The outstanding Warrants (the "Issued Warrants") are exercisable for 400,000 shares of the Company's Common Stock, have a term of five (5) years, and may be exercised for cash or on a cashless basis based on the net appreciated value of the underlying shares. Depending on the performance of the Company's Common Stock, among other factors, the Institutional Investors may receive additional warrants to purchase Common Stock (the "Additional Warrants"). If issued, the Additional Warrants will be exercisable for 560,000 shares of the Company's Common Stock, will have a term of five (5) years and an exercise price equal to one hundred fifty percent (150%) of the closing price of the Company's Common Stock on the trading day immediately preceding the effective date of the Additional Warrants.
      The Acquisition Shares were issued in connection with the acquisition by the Company of NetPhonic Communications, Inc. ("NetPhonic"), a privately-held company, to certain shareholders of NetPhonic (the "NetPhonic Shareholders"). The NetPhonic Shareholders received certain registration rights in connection with the acquisition of NetPhonic.
      The Series A Shares were issued in connection with an agreement with Microsoft Corporation ("Microsoft"), for the purchase of such shares and the license of certain of the Company's technology. Each Series A Share is convertible into 72.58 shares of the Company's Common Stock, subject to adjustment for certain events, as set forth in the Company's Certificate of Designation of Series A Convertible Preferred Stock (the "Series A Certificate of Designation"). The Series A Certificate of Designation entitles holders of Series A Shares, in the event of any liquidation, dissolution or winding up of the Company, to a liquidation preference of $90 per share plus any declared but unpaid dividends. Each Series A Share is entitled to receive, if and when the Company's Board of Directors declares a dividend payable on the Company's Common Stock, a dividend equal to the dividend per share of Common Stock on an "as if converted" basis. Dividends on Series A Shares are payable in preference to any dividends on the Company's Common Stock and are non-cumulative. Holders of Series A Shares are eligible to vote with holders of Common Stock on an "as if converted" basis.
      The Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company is also obligated to use its best efforts to maintain its listing under the Nasdaq National Market and list such shares accordingly, and in addition, take certain actions to comply with applicable state securities laws and regulations. The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding transfer or other taxes and other costs and expenses incident to the issuances of the Shares.
      The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "GMGC." On June 2, 1998, the last sale price of the Company's Common Stock as reported on The Nasdaq National Market was $10.44.

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


SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED
            BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------


                  The date of this Prospectus is June 5, 1998.


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
                              AVAILABLE INFORMATION
      The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements (if required) and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on The Nasdaq National Market. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission by General Magic pursuant to the Exchange Act are incorporated herein by reference:
      1. The definitive Proxy Statement for the Company's 1998 Annual Meeting of Stockholders filed with the Commission on May 18, 1998 pursuant to Regulation 14A;

      2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on May 15, 1998;

      3. Amended Annual Report on Form 10-K/A for the year ended December 31, 1997, filed with the Commission on April 30, 1998;

      4. Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 31, 1998; and

      5. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.
      All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the effective date of this Registration Statement shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. The Company will provide without charge to each person to whom this Registration Statement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Registration Statement (other than any exhibits thereto). Requests for such documents should be directed to General Magic, Inc. at 420 North Mary Avenue, Sunnyvale, California 94086 (telephone number (408) 774-4000), Attn.: Investor Relations.


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
                                   THE COMPANY
      The Company develops and markets integrated voice and data applications. The Company is currently developing an advanced network service to meet the communication and information management requirements of today's mobile professionals. The first version of the advanced network service is named Portico(TM) (formerly code-named Serengeti) and is planned for commercial release on July 30, 1998. The Portico service will allow subscribers to access and respond to information important to their success, either through a leading Web browser or MagicTalk(TM), the Company's voice user interface platform. Among other things, the Portico service is expectED to (i) manage the subscriber's inbound and outbound calls; (ii) collect and consolidate the subscriber's email, and notify the subscriber upon receipt of priority messages; (iii) maintain the subscriber's calendar, address book and task list; (iv) collect and forward stock quotes, news and selected public information based on subscriber preferences; and (v) retrieve press releases and other news and information concerning thousands of publicly traded companies. The Company is also developing and marketing handheld communication devices based on its Magic Cap platform technology. The first of these devices, the DataRover(TM) 840, was commercialLY released in February 1998, and is intended to meet the data-access and communication needs of mobile workers in the health care, utilities and transportation industries.

      The Company's current business strategy was announced early in 1997. In prior years, the Company had developed and licensed two platform technologies, Magic Cap and Telescript. Magic Cap is an integrated communication applications platform, initially designed for handheld communication devices. Telescript was the first implementation of the Company's patented agent technology. It was comprised of two significant components: a programming language that enabled the creation of agents, and a virtual machine that executed agents and transported them from one device to another over a network. The Company initially licensed its Magic Cap and Telescript platform technologies to multinational consumer electronics companies and to telecommunications network operators. The consumer market for handheld communication devices was slow to develop, however, and the Company did not generate significant royalty revenues in connection with its licensing efforts. In addition, the Internet emerged as the public data communications network of choice, significantly reducing the market opportunity for the proprietary Telescript platform.

      During this period, demand for products and services that address the communication and information management needs of an increasingly mobile society rapidly expanded as evidenced by the proliferation of electronic devices and the explosive growth of the Internet, corporate intranets and network services. Advances in wireless telecommunication technologies enabled the growth of paging and cellular telephone networks. Devices such as notebook and subnotebook computers with modems (both wireline and wireless) allowed mobile professionals to connect to their PCs from almost any location, as well as to access on-line information and electronic mail services while traveling worldwide. In response to the growing demand of users for a single resource to access and manage communication and information, the Company adopted its new business strategy designed to establish the Company as a leading provider of integrated voice and data applications. The Company is developing the Portico service to provide a single, easy-to-use, cost-effective solution to mobile professionals who need to access, sort through and respond to a multitude of messages, manage their business information, and obtain relevant news and other information on demand.

      The Company was incorporated in California in May 1990 and was reorganized as a Delaware corporation in February 1995. The principal executive offices of the Company are located at 420 North Mary Avenue, Sunnyvale, California 94086, and its telephone number at that location is (408) 774-4000.


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
                                  RISK FACTORS

      An investment in the Common Stock offered hereby involves a high degree of risk and the Common Stock should not be purchased by persons who cannot afford the loss of their entire investment. Purchasers should carefully consider the following risk factors in conjunction with the other information included and incorporated by reference in this Prospectus before purchasing or otherwise acquiring the Common Stock offered hereby.

      This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

      CHANGE IN STRATEGY. The Company is at an early stage of development in its new business strategy and is subject to all of the risks inherent in the establishment of a new business enterprise. To address these risks, the Company must, among other things, establish technical feasibility and complete development of its Portico service, enter into strategic development and distribution arrangements, respond to competitive developments, and attract, retain and motivate qualified personnel. The Company's decision to become a provider of an advanced network service is predicated on the assumption that in the future, the number of subscribers to the service will be large enough to permit the Company to operate profitably. There can be no assurance that the Company's assumption will be correct or that the Company will be able to successfully compete as a network service provider. If the Company's assumption is not accurate, or if the Company is unable to compete as a network service provider, the Company's business, operating results and financial condition will be materially adversely affected.

      MINIMAL REVENUES; HISTORY OF AND ANTICIPATION OF LOSSES. The Company has generated minimal revenues, has incurred significant losses and has substantial negative cash flow. As of March 31, 1998, the Company had an accumulated deficit of $159.5 million, with net losses of $6.4 million, $28.4 million and $45.6 million for the three-month period ended March 31, 1998, and the years ended December 31, 1997 and 1996, respectively.

      Historically, a large percentage of the total revenue earned by the Company to date has been attributable to up-front license fees and customer support fees, as opposed to recurring royalty revenue. As a consequence of the Company's recent change in business strategy, the Company expects that a significant portion of future revenues will be derived from direct sales of its products and services and not from license fees or royalties. The Company's DataRover 840 device was commercially released in February 1998, and its Portico service is expected to be released by July 30, 1998. However, the Company expects to incur significant losses through 1998. There can be no assurance that the Company will achieve or sustain significant revenues or become cash flow positive or profitable at any time in the future.

      LIMITED RESOURCES. Building the Portico service is a complex process that requires significant engineering and financial resources. Among other things, to implement its Portico service, the Company must develop certain technologies and license other technologies from third parties, establish strategic distribution and development arrangements and undertake a substantial marketing campaign. The Company has limited technical, sales and marketing staffs and there can be no assurance that such personnel will be able to manage and successfully complete all of the tasks necessary to develop and launch the Company's Portico service. In addition, because the Company has generated minimal revenues to date and does not expect to generate substantial revenues in 1998, the Company must conserve cash. As a result, the Company may not be able to fund the marketing efforts required to successfully introduce the service to customers. Alternatively, market acceptance for its Portico service may overwhelm the Company's limited staffs such that the Company is unable to adequately respond to and satisfy customers' demand for the Portico service. The Company's failure to develop and launch its Portico service, or to respond to market demand for its Portico service, will likely have a material adverse effect on the Company's business, operating results and financial condition.

      FUTURE CAPITAL REQUIREMENTS AND AVAILABILITY OF ADDITIONAL FINANCING. In February of 1998, the Company completed a private placement of $4.5 million of Series A Convertible Preferred Stock to Microsoft. In


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March of 1998 the Company completed a separate private placement of $5.0 million of 5 1/2% Cumulative Convertible Series B Preferred Stock and warrants to institutionAL investors (collectively, the "1998 Private Placements"). The Company has an option to secure an additional $5.0 million of financing from the holders of Series B Shares, and the holders of the Series B Shares have the right to invest an additional $2.0 million. The proceeds of the 1998 Private Placements will be used for working capital purposes. If expenditures required to achieve the Company's plans are greater than projected or if the Company is unable to generate adequate cash flow from sales of its products and services, the Company may need to seek additional sources of capital. The Company has no other commitments or arrangements to obtain any additional funding and there can be no assurance that the Company will be able to obtain such additional funding, if necessary, on acceptable terms or at all. The unavailability or timing of any financing could prevent or delay the continued development and marketing of the products and services of the Company and may require curtailment of operations of the Company. The failure to raise needed funds on sufficiently favorable terms or at all could have a material adverse effect on the Company's business, operating results and financial condition.

      POTENTIAL DILUTIVE EFFECTS. The number of shares of Common Stock which may be issued upon conversion of the Series B Shares is dependent upon the trading price of the Company's Common Stock at the time of conversion. If the lowest sales price of the Common Stock in the five trading days prior to conversion is less than $3.53, the number of shares of Common Stock issuable upon conversion of the Series B Shares will increase. The Investment Agreement also provides for the issuance of additional Series B Shares and Warrants, subject to certain conditions. Issuance of such additional Series B Shares and Warrants may result in additional dilution to the holders of the Company's Common Stock.

      TECHNOLOGY DEVELOPMENT. The Company's future success is based substantially upon its ability to develop new technology to enable it to provide as well as bill for the Portico service, and to enhance and extend its existing products and technologies. Software product development schedules are difficult to predict because they involve creative processes, use of new development tools and learning processes associated with development of new technologies, as well as other factors. The Company has in the past experienced delays in its software development efforts and there can be no assurance that the Company will not experience future delays in connection with its current development or future development activities. Delays or difficulties associated with the development of new, and the enhancement of existing, technologies could have a material adverse effect on the Company's business, operating results and financial condition. Moreover, software products as complex as those being developed for the Company's Portico service frequently contain undetected errors or shortcomings, and may fail to perform or to scale as expected. Although the Company has tested and will continue to test its Portico service prior to releasing it, such tests may not accurately simulate actual use of the service by customers. As a result, errors may be found in the Portico service after it is commercially released which may result in loss of or a delay in market acceptance of the Company's Portico service.

      DISTRIBUTION RISKS. In connection with the change in its business strategy, the Company must establish and maintain relationships with new distribution channels for its Portico service and DataRover 840 devices. The Company believes that in order to successfully market its Portico service, it must, among other things, enter into distribution arrangements with telephony providers such as wireless and wireline carriers, as well as resellers, device manufacturers and Internet service providers. Competition in establishing such relationships is extremely intense. In addition, decisions by such parties, particularly cellular carriers, to enter into a distribution relationship with the Company can entail a lengthy process during which the Company may be required to incur significant expenditures without any assurance of success. There can be no assurance that the Company will succeed in establishing distribution relationships, or that if established, the Company will be able to maintain such relationships or that such relationships will result in sales of the Company's Portico service. The failure of the Company to establish and then successfully maintain distribution relationships for its Portico service will have a material adverse effect on the Company's business, operating results and financial condition.

      The Company plans to distribute the DataRover 840 device through a variety of distribution channels, including a direct sales force, value-added resellers ("VARs") and outside sales representatives. To date, the Company has established distribution arrangements with one VAR, the Fuld Institute for Technology in Nursing Education. There can be no assurance that the Company will be able to establish distribution relationships with



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
additional VARs and outside sales representatives for its DataRover 840 device. The Company's failure to establish, or if established, successfully maintain such relationships could have a material adverse effect on the Company's business, operating results and financial condition.

      LENGTHY SALES CYCLES. Sales of the Company's DataRover 840 device depend, in significant part, upon the decision of a prospective customer to choose handheld devices as a means of communication for its employees. As a result, the amount of time from the initial contact with a customer to the customer's placement of an order may range from a few weeks to many months, depending on such factors as the amount of time required to test and customize the DataRover 840 device for the particular customer. If a customer decides not to purchase the DataRover 840 device, the Company may not have another opportunity to sell its handheld devices to that customer for a number of years, if at all. For these and other reasons, the Company expects its DataRover 840 device will have a lengthy sales cycle during which the Company may expend substantial funds and significant sales and technical effort. There can be no assurance that the Company's expenditures or efforts during the lengthy sales process with any potential customer will result in sales.

      DEPENDENCE ON EMERGING MARKETS; ACCEPTANCE OF THE COMPANY'S SERVICES AND PRODUCTS. The Company's future financial performance will depend in large part on the growth in demand for the Portico service by mobile business professionals and other consumers. This market is new and emerging, is rapidly evolving, is characterized by an increasing number of market entrants and will be subject to frequent and continuing changes in customer preferences and technology. As is typical in new and evolving markets, demand and market acceptance for the Company's technologies is subject to a high level of uncertainty. Because the market for the Company's Portico service is evolving, it is difficult to assess or predict with any assurance the size or growth rate, if any, of this market. There can be no assurance that the market for the Company's Portico service will develop, or that it will not develop more slowly than expected or attract new competitors. In addition, even if a market develops for an advanced network service, there can be no assurance that the markets for the Company's service will develop, or that the Company's service will be adopted. If the market fails to develop, develops more slowly than expected or attracts new competitors, or if the Company's Portico service does not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected.

      DEPENDENCE ON THIRD PARTY TECHNOLOGY AND PRODUCTS. To develop its Portico service, the Company has incorporated and will continue to incorporate technology developed by third parties. In addition to all the risks associated with the development of complex technologies, the Company has limited control over whether or when such third party technologies will be developed or enhanced. A third party's failure or refusal to timely develop or license the software technology, or the occurrence of errors in such technology, could prevent or delay introduction or market acceptance of the Company's Portico service, which could have a material adverse effect on the Company's business, operating results and financial condition.

      The Company has entered into an OEM agreement with Oki Electric for the manufacture of DataRover 840 devices. To the extent Oki Electric fails to timely manufacture the DataRover devices or meet the Company's volume and quality requirements and delivery schedules, which has occurred in the past, the Company's business, operating results and financial condition could be materially adversely affected. In addition, because the Company currently depends solely on Oki Electric for the manufacture of its DataRover devices, in the event Oki Electric were to become unwilling or unable to manufacture the DataRover devices, the Company would be required to identify and qualify an acceptable replacement. The process of qualifying another manufacturer could be lengthy, and no assurance can be given that another manufacturer would be available to the Company on a timely basis. Because Oki Electric is located in Japan, the Company is also directly affected by the political and economic conditions of this region and subject to the risks normally attendant to the conduct of foreign trade, including fluctuations in currency exchange rates and longer delivery times.

      COMPETITION. Many of the companies with which the Company competes, or which are expected to offer products or services based on alternatives to the Company's technologies, have substantially greater financial resources, research and development capabilities, sales and marketing staffs, and better developed distribution channels than the Company. There can be no assurance that the services and products that the Company offers will achieve sufficient quality, functionality or cost-effectiveness to compete with existing or future alternatives.



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Furthermore, there can be no assurance that the Company's competitors will not succeed in developing products or services which are more effective and lower cost than those offered by the Company, or which render the Company's Portico service or DataRover 840 device obsolete. The Company believes that its ability to compete depends on factors both within and outside its control. The principal competitive factors affecting the market for the Company's products and services are the availability of the Company's products and services; the quality, performance and functionality of the Portico service and DataRover 840 device developed and marketed by the Company; the effectiveness of the Company in marketing and distributing its products and services; and price. There can be no assurance that the Company will be successful in the face of increasing competition from new technologies, products or services introduced by existing competitors and by new companies entering the market.
      EXTREME VOLATILITY OF STOCK PRICE. Like the stock of other high technology companies, the market price of the Company's Common Stock has been and may continue to be extremely volatile. Since its initial public offering in February 1995, the closing price of the Company's Common Stock has ranged from a high of $26.625 to a low of $0.938 per share. Factors such as quarterly fluctuations in the Company's results of operations or the announcement of technological innovations or strategic alliances or the introduction of new products by the Company or its competitors may have a significant impact on the market price of the Company's Common Stock.

      COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCK. The Company's Common Stock is quoted on the Nasdaq National Market (the "National Market"). Pursuant to the Investment Agreement, the Company is required to list the Common Stock issuable upon conversion of the Series B Shares and exercise of the Warrants on the National Market. However, in order to continue to be included in the National Market, a company must meet certain maintenance criteria. Effective February 23, 1998, the maintenance criteria require a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets (total assets less total liabilities and goodwill) and $5,000,000 market value of the public float (excluding shares held directly or indirectly by any officer or director of the Company and by any person holding beneficially more than 10% of the Company's outstanding shares). Failure to meet these maintenance criteria may result in the delisting of the Company's Common Stock from the National Market and the quotation of the Company's Common Stock on the Nasdaq SmallCap Market (the "SmallCap Market"), if the requirements for inclusion on the SmallCap Market are met. As a result of quotation on the SmallCap Market, an investor may find it more difficult to dispose of the Company's Common Stock. Effective February 1998, a company must have $4,000,000 in net tangible assets or $50,000,000 market capitalization or $750,000 net income in two of the last three years, a minimum bid price of $4.00 per share and a public float of $5,000,000 for inclusion in the SmallCap Market, subject to certain exceptions. Failure to meet the National Market inclusion criteria, or the failure to meet the SmallCap Market maintenance criteria, may result in the delisting of the Company's Common Stock. Trading, if any, in the Company's Common Stock would thereafter be conducted in the over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock.

      INTELLECTUAL PROPERTY. The Company seeks to protect its proprietary information and technology through contractual confidentiality provisions and the application for United States and foreign patents, trademarks and copyrights. There can be no assurance of patents, trademarks or copyrights or that third parties will not seek to challenge, invalidate or circumvent such applications or resulting patents, trademarks or copyrights. Additionally, competitors may independently develop equivalent or superior, non-infringing technologies. The Company's revenue could be adversely affected to the extent that such technologies avoid infringement of the Company's patents. Furthermore, there can be no assurance that third parties will not assert claims of infringement of intellectual property rights against the Company and that such claims will not lead to litigation and/or require the Company to significantly modify or even discontinue sales of certain of its products or services.. Any such event may have a material adverse effect on the Company's business, operating results and financial condition.

      POTENTIAL SECURITY ISSUES. The implementation of the Portico service poses several security issues, including the possibility of break-ins and other similar disruptions. The Company intends to incorporate authentication, encryption and other security technologies in its Portico service. However, there can be no assurance that such technologies will be adequate to prevent break-ins. In addition, as is generally known, weaknesses in the medium by which users may access the Company's Portico service, including the Internet, telephones, cellular phones and other wireless devices, may compromise the security of the confidential electronic information accessed from the Portico service. There can be no assurance that the Company will be able to provide a safe and secure service. The Company's failure to provide a secure service may result in significant liability to the Company and may deter potential users of the service. The Company intends to limit its liability to users, including liability arising from failure of the authentication, encryption and other security technologies that will be incorporated into its Portico service, through contractual provisions. However, there can be no assurance that such limitations will be effective. The Company currently does not have liability insurance to protect against risks associated with forced break-ins or disruptions. There can be no assurance that security vulnerabilities and weaknesses will not be discovered in the Company's Portico service or licensed technology incorporated into such service or in the mediums by which subscribers access the Portico service. Any security problems in the Portico service or the licensed technology incorporated in such service may require significant expenditures of capital and resources by the Company to alleviate such problems, may result in lawsuits against the Company, may limit the number of subscribers of the Portico service and may cause interruptions or delays in the development and completion of, or the cessation of, the Company's service. Any such expenditures, lawsuits, reduction of subscribers, interruptions or delays in the development and commercial release of the Portico service, or the cessation of such service by the Company, could have a material adverse effect on the Company's business, operating results and financial condition.

      PERSONNEL. The Company must continue to attract, retain and motivate qualified personnel. Silicon Valley remains a highly competitive job market, and there can be no assurance that key Company management, engineering, marketing, sales, administrative and customer support personnel will remain employed by the Company, or that the Company will be able to attract sufficient additional personnel to execute its business plan. The Company experienced significant attrition of engineering, marketing, administrative and sales personnel during the latter part of 1996 and the first half of 1997, including an approximate one-half reduction in its workforce between October 1996 and January 1997. These reductions adversely affected, and may in the future adversely affect, the Company's ability to attract, retain and motivate qualified personnel. There can be no assurance that the Company's current employees will continue to work for the Company or that the Company will be able to obtain the services of additional personnel necessary for the Company's growth. Failure to attract or retain qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition.

      RAPID TECHNOLOGICAL CHANGE. The communications technology market is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The introduction of products or services embodying new technologies and the emergence of new industry standards could render the Company's products and services obsolete or unmarketable. The Company's future success will depend upon its ability to timely develop and introduce new products and services, including the Portico service, as well as enhancements to such products and services, to keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of the user. There can be no assurance that the Company will be successful in developing and marketing new products and services that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and services, or that its new products and services will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to timely develop and introduce new products and services in response to changing market conditions or consumer requirements, the Company's business, operating results and financial condition will be materially adversely affected.

      DEPENDENCE ON AND RESPONSIVENESS TO THE INTERNET. The Company believes that its future success is in part dependent upon continued growth in the use of the Internet. The Internet may prove not to be a viable means of conducting commerce or communications for a number of reasons, including, but not limited to, potentially unreliable network infrastructure, or untimely development of performance improvements including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by any such growth. Failure of the Internet as a mode of conducting commerce and communications could have a material adverse effect on the Company's business, operating results and financial condition.

      YEAR 2000 COMPLIANCE. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even replacement of such source code or applications will be necessary. The Company is in the process of identifying the software applications that are not "Year 2000" compliant. Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these "Year 2000" costs will have a material adverse impact on the Company's business, operating results and financial condition. However, the Company is still analyzing its software applications and, to the extent they are not fully "Year 2000" compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, operating results and financial condition.

      SINGLE CALIFORNIA LOCATION. Currently, the Company's only network operations center is located at its headquarters in Sunnyvale, California. Operation of the Portico service is dependent in part upon the Company's ability to protect the network operations center against physical damage from power outages, telecommunications failures, physical break-ins and other similar events. In addition, Northern California historically has been vulnerable to certain natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and pose physical risks to the Company's property. The Company presently does not have redundant, multiple site capacity in the event of a technical failure of its Portico service or a natural disaster. In the event of such a failure or disaster, the Company's business, operating results and financial condition could be materially adversely affected.


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders and all proceeds will go to the Selling Stockholders to be used for their own purposes. The Company may receive cash proceeds upon the exercise of the Warrants, and expects to use such proceeds, if any, for working capital. The Company will not receive any proceeds from conversions of the Series B Shares or the Series A Shares.

                              SELLING STOCKHOLDERS

      The Selling Stockholders hold or will hold shares of Common Stock which are issuable upon conversion of the Series B Shares and the Series A Shares, exercise of the Warrants, if any, and which were issued to the NetPhonic Shareholders in connection with the acquisition of a privately-held company. The table below lists the Selling Stockholders, the number of shares of Common Stock which each owns or will own, assuming a conversion date of May 1, 1998 for the Series B Shares, a Warrant exercise date of May 1, 1998 and a conversion date of May 20, 1998 for the Series A Shares, the number of shares of Common Stock subject to sale pursuant to this Registration Statement and the number of shares of Common Stock each would own assuming sale of all shares of Common Stock registered by this Registration Statement.

                                                Shares Beneficially       Shares Offered           Shares Beneficially
                                                 Owned Prior to the            by this                 Owned After
         Selling Stockholder (1)                      Offering               Prospectus              the Offering (2)
         -----------------------                -------------------       --------------           -------------------

Halifax Fund, L.P.                                   1,000,758(3)           1,000,758(3)                     --

RGC International Investors, LDC                       600,455(3)             600,455(3)                     --

Heracles Fund                                          200,152(3)             200,152(3)                     --

Themis Partners L.P.                                   200,152(3)             200,152(3)                     --

AFO Capital Advisors, LLC                               80,000(4)              80,000(4)                     --

Forest Grove Holdings Limited                        1,161,102(5)(6)        1,088,533(5)                     --

NeXperience Company                                  1,161,102(5)(7)           72,569(5)                     --

Kyung H. Rhie                                           90,455(5)(8)           83,198(5)                     --

Lee E. Olsen                                            26,638(5)(9)           20,356(5)                  6,282

Robert E. Burgess                                       22,658(5)(10)          17,314(5)                  5,344

Richard Kwan                                            18,676(5)(11)          14,269(5)                  4,407

James Lee                                                7,257(5)               7,257(5)                     --

Grace S. Rhie                                           90,455(5)(12)           7,257(5)                     --

Victor Pai Shi Huang                                     6,957(5)(13)           5,269(5)                  1,688

Venkat Ramasamy                                          4,354(5)               4,354(5)                     --

George A. Papazian                                       2,874(5)               2,874(5)                     --

Phyllis Fletcher                                         3,384(5)(14)           2,634(5)                    750

Young S. Kim                                             2,377(5)               2,377(5)                     --

John S. Hahn                                             2,177(5)               2,177(5)                     --

L. Leigh Dayley                                          1,451(5)               1,451(5)                     --

Ik Kim                                                   1,197(5)               1,197(5)                     --

Craig S. Knox                                            1,197(5)               1,197(5)                     --

Erik Peter Nordhagen                                     1,190(5)(15)             908(5)                    282

Mark Lewis                                                 862(5)                 862(5)                     --

Jill Wagner                                                145(5)                 145(5)                     --

Vellaisamy S. Senthilkumar                               3,423(5)               3,423(5)                     --

James A. Brown                                           2,903(5)               2,903(5)                     --

Microsoft Corporation                                3,629,000(16)            907,250(16)             2,721,750

TOTALS:                                              7,071,794(17)          4,331,291                 2,740,503

----------

(1) The persons named in the table have sole voting and investment power with respect to all shares of General Magic Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2)   Assumes the sale of all shares offered hereby.

(3) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder and assumes the exercise of all Issued Warrants as described in this Prospectus. Additional shares will be issuable upon conversion of issuable Series B Shares and exercise of Additional Warrants, if any are issued as described in this Prospectus. Pursuant to the Company's agreement with the Institutional Investors as set forth in the Investment Agreement, the number of shares of Common Stock registered in the name of the Institutional Investors by this Registration Statement approximately equals the sum of (i) 400% of the shares of Common Stock that would be issued had (x) the Company been able to exercise its option to force the Institutional Investors to purchase additional Series B Shares, (y) had the Institutional Investors been able to exercise their option to purchase additional Series B Shares, and (z) had all such Series B Shares been converted on May 1, 1998, and (ii) 150% of the shares of Common Stock issuable upon exercise of the Warrants. The actual number of shares of Common Stock issuable upon conversion of Series B Shares and exercise of the Warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series B Shares and exercise of the Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described in the Series B Certificate of Designation, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the Series B Certificate of Designation, if the outstanding Series B Shares had been actually converted on May 1, 1998, the conversion price would have been $3.00, at which price the outstanding Series B Shares would have been converted into approximately 1,681,517 shares of Common Stock. Pursuant to the terms of the Series B Certificate of Designation and the Warrants, the Series B Shares and the Warrants are convertible by each of the Selling Stockholders only to the extent that the number of shares of Common Stock thereby issuable (but not including shares of Common Stock underlying unconverted shares of Series B Shares and unexercised portions of the Issued Warrants) would not exceed 4.9% of the Company's outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. This 4.9% restriction may be lifted or modified under certain circumstances.

(4) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder and assumes the exercise of all Issued Warrants as described in this Prospectus.

(5) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder. Pursuant to the Company's agreement with the NetPhonic Shareholders, the actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued upon any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(6) Includes 72,569 shares held by NeXperience Company, an affiliate of Forest Grove Holdings Limited.

(7) Includes 1,088,533 shares held by Forest Grove Holdings Limited, an affiliate of NeXperience Company.

(8) Includes 7,257 shares held by Grace S. Rhie, Mr. Rhie's spouse. Mr. Rhie also holds a minority ownership interest in NeXperience Company.

(9) Includes 6,282 shares subject to options which will be vested within 60 days following May 20, 1998.

(10) Includes 5,344 shares subject to options which will be vested within 60 days following May 20, 1998.

(11) Includes 4,407 shares subject to options which will be vested within 60 days following May 20, 1998.

(12)  Includes 83,198 shares held by Kyung H. Rhie, Ms. Rhie's spouse.

(13) Includes 1,688 shares subject to options which will be vested within 60 days following May 20, 1998.

(14) Includes 750 shares subject to options which will be vested within 60 days following May 20, 1998.

(15) Includes 282 shares subject to options which will be vested within 60 days following May 20, 1998.

(16) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder. Pursuant to the Company's agreement with Microsoft, the number of shares of Common Stock registered in the name of Microsoft by this Registration Statement equals the number of shares of Common Stock issuable upon conversion of twenty-five percent (25%) of the Series A Shares. The actual number of shares of Common Stock offered hereby, and included in the registration statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued upon conversion of the Series A Shares by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the Series A Certificate of Designation, if the Series A Shares had been actually converted on May 18, 1998 at the fixed conversion price of $1.24, the Series A Shares would have been converted into approximately 3,629,000 shares of Common Stock. Assuming the sale of all Shares offered hereby, Microsoft will own eight point six percent (8.6%) of the outstanding shares of the Company's Common Stock at the conclusion of this offering (based on the number of shares of the Company's Common Stock outstanding as of April 30, 1998).

(17) Includes shares beneficially owned by more than one Selling Stockholder only with respect to one such Selling Stockholder.


                              PLAN OF DISTRIBUTION

      The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest may, from time to time, sell all or a portion of the Shares on the National Market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the Selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) privately negotiated transactions, (f) short sales and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the National Market at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

      The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be an underwriting commissions or discounts under the Securities Act.

      From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. From time to time the Selling Stockholders may pledge their Shares pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged Shares from time to time.

      The Company is required to pay all fees and expenses incident to the registration of the Shares.

      The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

      The Company has agreed to indemnify in certain circumstances the Selling Stockholders and the broker-dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the Registration Statement, against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

      The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders have completed the sales or distribution described herein or (ii) until the Shares may be sold pursuant to Rule 144(k) of the Securities Act.


                                  LEGAL MATTERS

      The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.


                                     EXPERTS

      The consolidated financial statements of General Magic, Inc. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 and for the period from May 1, 1990 (inception) to December 31, 1997 have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

Available Information................................................   4
Incorporation of Certain Documents By Reference......................   4
The Company .........................................................   5
Risk Factors ........................................................   6
Use of Proceeds......................................................  11
Selling Stockholders ................................................  12
Plan of Distribution ................................................  14
Legal Matters .......................................................  15
Experts .............................................................  15


================================================================================

================================================================================

                                19,749,175 SHARES




                               GENERAL MAGIC, INC.



                                  COMMON STOCK






                                   ----------

                                   PROSPECTUS

                                   ----------










                                  June 5, 1998


================================================================================